Exhibit 99.2

NEBIUS GROUP N.V.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars (“$”), except share and per share data)

		As of
		December 31,	September 30,
	Notes	2024 *	2025
ASSETS
Cash and cash equivalents	4	2,434.7	4,794.8
Accounts receivable, less allowance for doubtful accounts of $0.1 and $1.5, respectively	4	11.2	91.2
Prepaid expenses		22.2	29.1
Restricted cash	4	0.6	107.1
VAT reclaimable		6.2	133.4
Other current assets	4	37.0	61.4
Current assets from discontinued operations	3	21.4	—
Total current assets		2,533.3	5,217.0
Property and equipment	7	846.7	3,314.4
Operating lease right-of-use assets	8	44.8	501.0
Intangible assets	9	4.9	18.0
Equity method investments	5	6.4	21.7
Investments in non-marketable equity securities	5	90.7	835.1
Deferred tax assets		7.7	9.0
Other non-current assets	4	13.4	186.0
Non-current assets from discontinued operations	3	0.7	—
Total non-current assets		1,015.3	4,885.2
TOTAL ASSETS		3,548.6	10,102.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	4	228.0	726.4
Debt, current	12	6.1	16.0
Income and non-income taxes payable		5.5	36.6
Deferred revenue	4	16.3	15.6
Current liabilities from discontinued operations	3	8.1	—
Total current liabilities		264.0	794.6
Operating lease liabilities	8	30.3	405.4
Debt, non-current	12	—	4,090.8
Other accrued liabilities		0.6	0.6
Total non-current liabilities		30.9	4,496.8
Total liabilities		294.9	5,291.4
Commitments and contingencies	11
Shareholders’ equity:
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 35,698,674 and Class C: 35,698,674); shares issued (Class A: 328,392,270, Class B:33,648,674, and Class C: 2,050,000); shares outstanding (Class A: 200,054,926 and 218,158,548, respectively, Class B: 35,698,674 and 33,648,674, respectively, and Class C: nil)	14	9.2	8.9
Treasury shares at cost (Class A: 126,287,344 and 110,233,722, respectively)		(1,968.1)	(1,717.9)
Additional paid-in capital		2,016.7	2,951.8
Accumulated other comprehensive loss		(22.1)	(1.3)
Retained earnings		3,218.0	3,569.3
Total shareholders' equity		3,253.7	4,810.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,548.6	10,102.2

* Derived from audited consolidated financial statement and adjusted for presentation of discontinued operations

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of U.S. dollars, except share and per share data)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024*	2025	2024*	2025
Revenues		32.1	146.1	56.3	302.1
Operating costs and expenses:
Cost of revenues(1)		9.9	42.9	22.6	97.7
Product development(1)		31.4	44.9	82.9	124.2
Sales, general and administrative(1)		47.9	89.5	170.1	218.6
Depreciation and amortization		23.5	99.0	43.8	223.3
Total operating costs and expenses		112.7	276.3	319.4	663.8
Loss from operations		(80.6)	(130.2)	(263.1)	(361.7)
Interest income	4	28.6	6.2	41.7	18.3
Interest expense	12	—	(14.7)	—	(19.5)
Gain from revaluation of investment in equity securities		—	—	—	597.4
Gain / (loss) from equity method investments		0.4	(7.5)	0.4	(13.7)
Other income / (loss), net	4	7.0	26.3	(9.0)	59.2
Net (loss) / income before income taxes		(44.6)	(119.9)	(230.0)	280.0
Income tax (benefit) expense		(1.0)	(0.3)	(0.9)	1.4
Net (loss) / income from continuing operation		(43.6)	(119.6)	(229.1)	278.6
Net (loss) / income from discontinued operations	3	(50.6)	—	(279.1)	72.7
Net (loss) / income		(94.2)	(119.6)	(508.2)	351.3
Net income / (loss) from continuing operations per Class A and Class B share:
Basic	2	(0.21)	(0.50)	(0.75)	1.16
Diluted	2	(0.21)	(0.50)	(0.75)	1.15
Net income / (loss) from discontinued operations per Class A and Class B share:
Basic	2	(0.24)	-	(0.92)	0.30
Diluted	2	(0.24)	-	(0.92)	0.29
Net income / (loss) per Class A and Class B share:
Basic	2	(0.45)	(0.50)	(1.67)	1.46
Diluted	2	(0.45)	(0.50)	(1.67)	1.44
Weighted average number of Class A and Class B shares used in per share computation:
Basic	2	173,026,979	205,831,526	268,758,923	203,636,728
Diluted	2	208,725,653	241,071,190	304,457,597	252,957,095

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	—	0.1	—	0.4
Product development	1.6	3.0	6.4	12.6
Sales, general and administrative	5.3	23.0	7.6	45.3

*Derived from audited consolidated financial statement and adjusted for presentation of discontinued operations

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In millions of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2024	2025	2024	2025
Net (loss) / income		(94.2)	(119.6)	(508.2)	351.3
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil		4.1	0.6	(79.9)	21.6
Reallocation adjustment, net of tax of nil	4	—	—	2,428.6	(0.8)
Total comprehensive (loss) / income		(90.1)	(119.0)	1,840.5	372.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions U.S. dollars (“$”), except share and per share data)

	Three months ended September 30, 2024
	Priority Share		Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of June 30, 2024	—	—	293,850,159	9.2	(950.7)	1,842.9	(22.9)	3,445.4	4,323.9	0.2	4,324.1
Net loss	—	—	—	—	—	—	—	(94.2)	(94.2)	—	(94.2)
Translation adjustment	—	—	—	—	—	—	4.1	—	4.1	—	4.1
Divestment, second closing (Note 3)	—	—	(94,853,603)	—	(1,355.3)	—	—	—	(1,355.3)	—	(1,355.3)
Transfer of shares to noteholders	—	—	343,562	—	4.9	(4.9)	—	—	(0.0)	—	(0.0)
Repurchase of equity classified awards	—	—	—	—	—	(10.2)	—	—	(10.2)	(0.2)	(10.4)
Share-based compensation expense	—	—	—	—	—	(4.2)	—	—	(4.2)	—	(4.2)
Balance as of September 30, 2024	—	—	199,340,118	9.2	(2,301.1)	1,823.6	(18.8)	3,351.2	2,864.1	—	2,864.1

	Three months ended September 30, 2025
	Priority Share		Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of June 30, 2025	—	—	238,705,092	9.2	(1,922.1)	2,001.4	(1.9)	3,688.9	3,775.5	—	3,775.5
Net loss	—	—	—	—	—	—	—	(119.6)	(119.6)	—	(119.6)
Translation adjustment	—	—	—	—	—	—	0.6	—	0.6	—	0.6
Exercise of share-based awards	—	—	613,956	—	9.6	(9.6)	—	—	—	—	—
Exercise of share options	—	—	50,000	—	0.8	1.2	—	—	2.0	—	2.0
Conversion of Class B Shares	—	—	—	(0.3)	—	0.3	—	—	—	—	—
Sale of Treasury Shares	—	—	12,432,432	—	193.7	932.5	—	—	1,126.2	—	1,126.2
Other	—	—	5,742	—	0.1	(0.1)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	26.1	—	—	26.1	—	26.1
Balance as of September 30, 2025	—	—	251,807,222	8.9	(1,717.9)	2,951.8	(1.3)	3,569.3	4,810.8	—	4,810.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(In millions U.S. dollars (“$”), except share and per share data)

	Nine months ended September 30, 2024
	Priority Share		Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2023	1	—	361,482,281	9.2	(19.6)	1,812.2	(2,367.5)	3,859.4	3,293.7	0.2	3,293.9
Net loss	—	—	—	—	—	—	—	(508.2)	(508.2)	—	(508.2)
Priority share elimination	(1)	—	—	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	(79.9)	—	(79.9)	—	(79.9)
Divestment (Note 3)	—	—	(162,485,725)	—	(2,286.4)	—	2,428.6	—	142.2	—	142.2
Transfer of shares to noteholders	—	—	343,562.0	—	4.9	(4.9)	—	—	—	—	—
Repurchase of equity classified awards	—	—	—	—	—	(10.2)	—	—	(10.2)	(0.2)	(10.4)
Share-based compensation expense	—	—	—	—	—	26.5	—	—	26.5	—	26.5
Balance as of September 30, 2024	—	—	199,340,118	9.2	(2,301.1)	1,823.6	(18.8)	3,351.2	2,864.1	—	2,864.1

	Nine months ended September 30, 2025
	Priority Share		Ordinary Shares				Accumulated			Non-redeemable
	Issued and		Issued and		Treasury	Additional	Other		Total equity	non-
	Outstanding		Outstanding		shares at	Paid-In	Comprehensive	Retained	attributable to	controlling	Total
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	Nebius Group N.V.	interests	Equity
Balance as of December 31, 2024	—	—	235,753,600	9.2	(1,968.1)	2,016.7	(22.1)	3,218.0	3,253.7	—	3,253.7
Net income	—	—	—	—	—	—	—	351.3	351.3	—	351.3
Translation adjustment	—	—	—	—	—	—	21.6	—	21.6	—	21.6
Deconsolidation of subsidiary (Note 3)	—	—	—	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Exercise of share-based awards	—	—	3,458,781	—	53.9	(53.9)	—	—	—	—	—
Exercise of share options	—	—	50,000	—	0.8	1.2	—	—	2.0	—	2.0
Conversion of Class B Shares	—	—	—	(0.3)	—	0.3	—	—	—	—	—
Sale of Treasury shares	—	—	12,432,432	—	193.7	932.5	—	—	1,126.2	—	1,126.2
Other	—	—	112,409	—	1.8	(1.8)	—	—	—	—	—
Share-based compensation expense	—	—	—	—	—	56.8	—	—	56.8	—	56.8
Balance as of September 30, 2025	—	—	251,807,222	8.9	(1,717.9)	2,951.8	(1.3)	3,569.3	4,810.8	—	4,810.8

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of U.S. dollars)

		Nine months ended September 30,
	Notes	2024 *	2025
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income / (loss) from continuing operations		(229.1)	278.6
Adjustments to reconcile net income / (loss) to net cash used in operating activities:
Depreciation of property and equipment	7	42.6	219.4
Amortization of intangible assets	9	1.2	3.9
Operating lease right-of-use assets amortization and the lease liability accretion		5.2	29.3
Amortization of debt discount and issuance costs, net of interest expense capitalized	12	—	8.8
Share-based compensation expense	13	14.0	58.3
Deferred income tax benefit / (expense)	10	(2.3)	(0.6)
Foreign exchange losses / (gains)	4	8.3	(25.0)
Gain from revaluation of investment in equity securities	5	—	(597.4)
(Income) / loss from equity method investments		(0.4)	13.7
Provision for expected credit losses	4	—	1.8
Other		—	0.9
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable		(7.2)	(81.8)
Prepaid expenses		(4.7)	(5.9)
Accounts payable, accrued and other liabilities and non-income taxes payable		(11.1)	(54.4)
Deferred revenue		10.4	(0.7)
Other assets		(30.1)	(172.3)
VAT reclaimable		6.4	(109.0)
Net cash used in operating activities – continuing operations		(196.8)	(432.4)
Net cash (used in) / provided by operating activities – discontinued operations		517.0	(17.1)
Net cash (used in) / provided by operating activities		320.2	(449.5)
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(390.0)	(2,010.0)
Proceeds from Divestment, net of cash of discontinued operations sold	3	1,283.2	—
Proceeds from the sale of the remaining equity interest in Divested businesses	3	184.2	—
Proceeds from maturity of debt securities		10.0	—
Investment in Toloka, net of cash of discontinued operations sold	3	—	(42.7)
Investments in non-marketable equity securities	5	—	(50.0)
Other investing activities		0.5	4.5
Net cash provided by/(used in) investing activities – continuing operations		1,087.9	(2,098.2)
Net cash used in investing activities– discontinued operations		(360.3)	(0.1)
Net cash provided by/(used in) investing activities		727.6	(2,098.3)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of convertible debt	12	—	4,162.5
Convertible notes issuance costs	12	—	(89.3)
Proceeds from sale of equity securities		—	1,150.0
Treasury shares issuance costs		—	(23.8)
Withholding tax paid	11	—	(181.5)
Proceeds from exercise of share options / (Repurchase of equity classified awards)		(1.1)	2.0
Repayments of long-term debt borrowings		(0.6)	(0.8)
Net cash provided by financing activities – continuing operations		(1.7)	5,019.1
Net cash provided by financing activities– discontinued operations		168.7	—
Net cash provided by/(used in) financing activities		167.0	5,019.1
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents		(16.9)	2.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents		1,197.9	2,473.3
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,091.2	2,450.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		2,289.1	4,923.6
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period		(10.4)	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period		2,278.7	4,923.6

*Derived from audited consolidated financial statement and adjusted for presentation of discontinued operations

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In millions of U.S. dollars)

		Nine months ended September 30,
	Notes	2024	*	2025
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period		1,076.1		2,449.6
Restricted cash and cash equivalents, beginning of period		15.1		0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period		1,091.2		2,450.3
Cash and cash equivalents, end of period		2,288.2		4,794.8
Restricted cash and cash equivalents, end of period		0.9		128.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period		2,289.1		4,923.6
Cash and cash equivalents, end of period – continuing operations		2,277.8		4,794.8
Restricted cash and cash equivalents, end of period – continuing operations		0.9		128.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period – continuing operations		2,278.7		4,923.6

*Derived from audited consolidated financial statement and adjusted for presentation of discontinued operations

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NEBIUS GROUP N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions U.S. dollars, except share and per share data)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Nebius Group N.V., the parent company (the “Company”), together with its consolidated subsidiaries (collectively “Nebius Group” or the “Group”), is a technology group building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. The Group also operates additional businesses, currently including autonomous driving technologies (Avride) and education technology (“edtech”) (TripleTen).

On September 8, 2025, Nebius, Inc., a wholly owned subsidiary of the Company, entered into a commercial agreement (the "Agreement") with Microsoft, pursuant to which Nebius Inc. will provide Microsoft access to dedicated GPU infrastructure capacity in clusters (each, a “GPU Service”) at its new data center in Vineland, New Jersey over a five-year term. The GPU Services will be deployed in several tranches during 2025 and 2026. Subject to the satisfaction of deployment and availability of the GPU Services, Microsoft has committed to pay the Company fees under the Agreement estimated to be up to $17.4 billion through 2031. Microsoft may also acquire additional services and/or capacity under the Agreement. Cash flow coming from the Agreement will be utilized to finance part of the capital expenditure associated with the Agreement. The obligations of the parties under the Agreement will commence in the fourth quarter of 2025.

On May 2, 2025, the Company announced an investment transaction in Toloka, the Group’s data-for-generative AI solutions business, led by Bezos Expeditions with participation from Mikhail Parakhin, CTO of Shopify. Following the completion of the investment transaction in Toloka, Nebius Group continued to hold a majority economic interest but ceased to hold majority voting power in Toloka, no longer includes Toloka’s results in Nebius Group’s consolidated financial statements, and reports its stake in Toloka as a combination of equity method investment and investment in equity securities (Note 5).

On February 5, 2024, the Company announced that it had entered into a definitive agreement with a purchaser consortium to sell all of the Group’s businesses in Russia and related businesses in certain international markets. The divested businesses accounted for approximately 95% of the Group’s consolidated assets and employees immediately prior to the divestment. The divestment was implemented in two closings. The first closing occurred on May 17, 2024, in which the Company sold a controlling stake in the divested businesses of 68%. The second and final closing occurred on July 12, 2024, at which the Company sold its remaining stake in the divested businesses.

More information on the divestment transaction may be found in the Group’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with Securities and Exchange Commission on April 30, 2025.

Nebius Group N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of a number of subsidiaries globally.

Basis of Presentation and Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2025 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2024. Condensed consolidated financial statements were prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments necessary for a fair statement of its financial position as of September 30, 2025, and its results of operations, comprehensive income/(loss), cash flows and change in equity for the periods presented. The unaudited condensed consolidated balance sheet as of December 31, 2024, was derived from the consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2024 and recast for the presentation of Toloka as discontinued operations.

The results for the three and nine months ended September 30, 2025 are not necessarily indicative of the operating results expected for the year ending December 31, 2025 or any other future period. The potential risks and uncertainties that could affect future results include, among others, the Group’s need to expend capital to accommodate the growth of the business; competitive pressures; technological developments; geopolitical and macroeconomic developments affecting the Group’s business, operations or governance; changes in the political, legal and/or regulatory environment in addition to other risks and uncertainties included under “Risk Factors” in the Group’s Annual Report on Form 20-F for the year ended December 31, 2024.

There have been no material changes in the Group’s significant accounting policies and estimates as compared to those described in the Group’s Annual Report on Form 20-F for the year ended December 31, 2024, except for an update of the accounting policy in relation to the Group’s convertible debt and equity method investments, as described below.

Summary of significant accounting policies recently amended or introduced

Convertible debt

Upon the issuance of convertible debt, the Company performs an analysis of the embedded features pursuant to ASC 815, "Derivatives and Hedging". In case embedded features require bifurcation, they are accounted for separately as a derivative liability. The Company does not apply a fair value option for a debt component of convertible notes issued.

The Company records the principal amount of convertible notes issued as a liability on its balance sheet, offset by the associated debt issuance costs, which are reported as a direct deduction from the carrying amount of the liability. Debt issuance costs are amortized over the contractual term of the convertible notes issued using the effective interest method, with the amortization recognized as interest expense in the consolidated statement of operations. Additionally, accretion of principal to the repayment amount at maturity is recognized over the term of the convertible notes issued as interest expense.

Equity method investments

Investments in the common stock or in-substance common stock of entities in which the Group can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for under the equity method. The Group records its share of the results of these companies and the amortization of basis differences within the income/(loss) from equity method investments line on the consolidated statements of operations or as an adjustment to equity to reflect the Group’s share in the changes of the investee’s capital.

Following the loss of significant influence over equity method investments without readily determinable fair values, the Group accounts for these investments under the measurement alternative at cost less impairment.

The Group reviews its equity method investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as current economic and market conditions, the operating performance of the company including current earnings trends and forecasted cash flows, and other company and industry specific information. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to other income/(loss), net in the consolidated statements of operations and a new cost basis in the investment is established.

Recast of Certain Prior Period Information

Toloka’s investment transaction, which resulted in its deconsolidation from the Group’s consolidated financial statements (the “Toloka Deconsolidation”), represented a strategic shift and met the criteria for the Toloka business to be classified as discontinued operations pursuant to ASC 205 “Discontinued operations”. Prior period financial information presented in these unaudited condensed consolidated financial statements has been recast to reflect Toloka as discontinued operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Effect of Recently Issued Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The standard is effective for annual periods beginning January 1, 2025, with early adoption permitted. The Group is currently evaluating the effect that the adoption of this ASU will have on the annual consolidated financial statements for the year ended December 31, 2025.

In November 2024, the FASB issued ASU 2024-03 "Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)" to improve the disclosures about an entity’s expenses. Upon adoption, it will be required to disclose in the notes to the financial statements a disaggregation of certain expense categories included within the expense captions on the face of the income statement. The standard is effective for annual periods beginning January 1, 2027. Early adoption is permitted, and the amendments can be applied prospectively or retrospectively. The standard can be applied either prospectively or retrospectively. The Group is currently evaluating the effect that the adoption of this ASU will have on the consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 eliminates the existing guidance that categorizes software development into distinct project stages and replaces it with a recognition threshold based on management’s authorization and commitment to fund the project, along with the probability of completion and intended use. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and for interim periods within those annual periods. Early adoption is permitted, and the amendments can be applied prospectively or retrospectively. The Group is currently evaluating the impact that ASU 2025-06 will have on its consolidated financial statements and related disclosures.

No other recent accounting pronouncements were issued by FASB or the SEC that are believed by management to have a material impact on the Group’s present or future consolidated financial statements.

2.	NET INCOME / (LOSS) PER SHARE

Basic net income/(loss) per Class A and Class B ordinary share from continuing and discontinued operations for the three and nine months ended September 30, 2024 and 2025 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income/(loss) from continuing and discontinued operations per share is computed using the weighted average number of ordinary shares outstanding during the period and including vested restricted share units and the remaining shares to be delivered as part of the restructuring of the Company’s convertible notes in June 2022. Diluted net income/(loss) per ordinary share from continuing and discontinued operations is computed using the dilutive effect of Share-Based Awards calculated using the “treasury stock” method and the dilutive effect of convertible debt under the if-converted method. Transactions resulting in businesses being classified as discontinued operations in 2024 and 2025 are described in Note 3.

The computation of diluted net income/(loss) per Class A share from continuing and discontinued operations assumes the conversion of Class B shares, while the diluted net income/(loss) per Class B share from continuing and discontinued operations does not assume the conversion of those shares. The net income/(loss) per share from continuing and discontinued operations amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. In compliance with ASC 260-10-45-18 the Group uses net income / (loss) from continuing operations as the control number in determining whether those potential common shares are dilutive or antidilutive. The number of Share-Based Awards excluded from the diluted net income/(loss) per ordinary share from continuing and discontinued operations computation, because their effect was anti-dilutive for the three and nine months ended September 30, 2025 was 11,637,320 and 6,379,270, respectively.

The outstanding Convertible Notes (see Note 12) provide for a flexible settlement feature. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the if-converted method.

The components of basic and diluted net (loss)/income per share from continuing and discontinued operations were as follows:

	Three months ended September 30,				Nine months ended September 30,
	2024		2025		2024		2025
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
	$	$	$	$	$	$	$	$
Net (loss)/income from continuing operations, allocated for basic	(36.1)	(7.5)	(102.1)	(17.5)	(202.2)	(26.9)	237.2	41.4
Reallocation of net (loss)/income from continuing operations as a result of conversion of Class B to Class A shares	(7.5)	—	(17.5)	—	(26.9)	—	41.4	—
Reallocation of net (loss)/income from continuing operations to Class B shares	—	—	—	(0.1)	—	0.1	—	(0.5)
Add-back for convertible notes, net of tax	—	—	—	—	—	—	12.3	—
Net (loss)/income from continuing operations, allocated for diluted	(43.6)	(7.5)	(119.6)	(17.6)	(229.1)	(26.8)	290.9	40.9
Net (loss)/income from discontinuing operations, allocated for basic	(41.9)	(8.7)	—	—	(246.4)	(32.7)	61.9	10.8
Reallocation of net (loss)/income from discontinuing operations as a result of conversion of Class B to Class A shares	(8.7)	—	—	—	(32.7)	—	10.8	—
Reallocation of net (loss)/income from discontinuing operations to Class B shares	—	0.1	—	—	—	(0.1)	—	(0.8)
Net (loss)/income from discontinued operations, allocated for diluted	(50.6)	(8.6)	—	—	(279.1)	(32.8)	72.7	10.0
Weighted average ordinary shares used in per share computation — basic, continued operations	173,026,979	35,698,674	205,831,526	35,239,664	268,758,923	35,698,674	203,636,728	35,543,989
Effect of:
Conversion of Class B to Class A shares	35,698,674	—	35,239,664	—	35,698,674	—	35,543,989	—
Incremental shares for convertible notes	—	—	—	—	—	—	9,736,878	—
Share-based awards	—	—	—	—	—	—	4,039,500	—
Weighted average ordinary shares used in per share computation — diluted, continued operations	208,725,653	35,698,674	241,071,190	35,239,664	304,457,597	35,698,674	252,957,095	35,543,989
Net loss per share from continuing operations attributable to ordinary shareholders:
Basic	(0.21)	(0.21)	(0.50)	(0.50)	(0.75)	(0.75)	1.16	1.16
Diluted	(0.21)	(0.21)	(0.50)	(0.50)	(0.75)	(0.75)	1.15	1.15
Net income/(loss) per share from discontinued operations attributable to ordinary shareholders:
Basic	(0.24)	(0.24)	—	—	(0.92)	(0.92)	0.30	0.30
Diluted	(0.24)	(0.24)	—	—	(0.92)	(0.92)	0.29	0.29
Net loss per share from continuing operations attributable to ordinary shareholders:
Basic	(0.5)	(0.45)	(0.50)	(0.50)	(1.67)	(1.67)	1.46	1.46
Diluted	(0.45)	(0.45)	(0.50)	(0.50)	(1.67)	(1.67)	1.44	1.44

3.	DISPOSALS AND DISCONTINUED OPERATIONS

The components of net income/(loss) from discontinued operations for the three and nine months ended September 30, 2024 and 2025 are the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Net income from discontinued operations – businesses in Russia	—	—	477.7	—
Loss from disposal – businesses in Russia	(12.5)	—	(784.6)	—
Gain from revaluation of investment in the divested businesses	(29.9)	—	59.0	—
Net loss from discontinued operations – Toloka	(8.2)	—	(31.2)	(13.2)
Gain from disposal – Toloka	—	—	—	85.9
Total net (loss) / income from discontinued operations	(50.6)	—	(279.1)	72.7

Disposal of businesses in Russia and certain international markets in 2024

As disclosed in Note 1, in 2024 the Company sold all of the Group’s businesses in Russia and related businesses in certain international markets (the “Divestment”). The transaction was implemented in two closings. The first closing occurred on May 17, 2024, at which the Company sold a controlling stake of 68% in the divested businesses; the second closing occurred on July 12, 2024, at which the Company sold the remaining stake. The Divestment represents a strategic shift in the Company’s operations, and as such the divested businesses are reported as discontinued operations as defined by ASC 205-20-45 (the “2024 Deconsolidation”).

In accordance with ASC 810-10-40, “Consolidation — Overall – Derecognition - Deconsolidation of a Subsidiary or Derecognition of a Group of Assets,” a parent company must deconsolidate a subsidiary as of the date the parent ceases to have a controlling interest in that subsidiary and recognize a gain or loss in net income at that time. The Company deconsolidated the disposal group from its consolidated financial statements on May 17, 2024, after the first closing when the Company lost a controlling interest in the Divested Businesses and recognized a loss on the disposal of discontinued operations totaling $784.6. Loss from disposal represents the impairment of the held-for-sale component in the amount of $501.7, the result of the deconsolidation in the amount of $270.4 as of the date of the first closing of the Divestment and transaction costs to sell the divested component in the amount of $12.5.

The following table provides details of the consideration received for the Divestment:

	Class A shares	Fair value of Class A shares received	Cash part of consideration	Total
1st closing	67,632,122	931.1	2,458.10	3,389.20
2nd closing	94,853,603	1,355.30	184.2	1,539.50
Total	162,485,725	2,286.40	2,642.30	4,928.70

Following the first closing of the Divestment, the Company held a remaining minority interest in the divested businesses. This investment was subject to revaluation due to RUB / USD exchange rate fluctuations. The result of revaluation of the investment in these divested businesses in the amount of $29.0 loss and $59.0 gain was presented within net income/(loss) from discontinued operations in the condensed consolidated statement of operations for the three and nine months ended September 30, 2024, respectively.

In connection with the 2024 Deconsolidation, the Company reclassified the accumulated other comprehensive loss from equity to earnings as a result of the change in reporting currency and attributable to the divested businesses (Note 4). The Group ceased depreciation and amortization of long-lived assets related to discontinued operations as of March 7, 2024, the date of shareholder approval of the Divestment, upon satisfaction of held-for-sale criteria. Substantially all of the Group’s consolidated debt before the divestment was assumed by the buyer. As a consequence, interest expense incurred for the three and nine months ended September 30, 2024 was allocated to the results of discontinued operations.

The summary of the assets and liabilities that were deconsolidated effective May 17, 2024 and a reconciliation of the assets and liabilities disclosed in the notes to financial statements that are presented as discontinued operations on the consolidated balance sheet as of December 31, 2023 are disclosed in the Group’s 2024 Annual Report on form 20-F. As of May 17, 2024, the Group deconsolidated $1,174.9 of cash and cash equivalents related to discontinued operations.

In connection with the 2024 Deconsolidation, the Company reclassified the following operations to discontinued operations for the nine months ended September 30, 2024:

Nine months ended
September 30, 2024
Revenues	3,848.5
Operating costs and expenses:
Cost of revenues	1,588.8
Product development	433.6
Sales, general and administrative	1,143.4
Depreciation and amortization	89.3
Goodwill impairment	1.6
Total operating costs and expenses	3,256.7
Income from discontinued operations	591.8
Interest income	33.7
Interest expense	(80.6)
Loss from equity method investments	(0.5)
Other income, net	13.2
Income from discontinued operations before income tax expense	557.6
Income tax expense	79.9
Net income from discontinued operations, net of tax	477.7

Results of discontinued operations for the year ended December 31, 2024 were consolidated until the date of the first closing of the Divestment, at which the Company sold a controlling stake in the divested businesses. After the Divestment, the Company does not have any continuing involvement in the divested businesses.

Toloka Deconsolidation and investment transaction

Effective May 2, 2025, Nebius Group ceased to have control over Toloka following the issuance by Toloka Group, Inc. ("Toloka Group") of additional stock to third-party investors and a restructuring of the capital stock of Toloka Group into both voting and nonvoting common and preferred shares, as result of which Nebius's voting interest was reduced to 49%. Consequently, Toloka Group was deconsolidated from Nebius Group's financial statements, and the Company's retained share in Toloka was reclassified as an equity method investment under ASC 323 for the investment in common stock, while the investment in preferred stock was accounted for under ASC 321 using the measurement alternative. The Toloka Deconsolidation represents a strategic transaction aimed at enhancing Nebius Group's focus on its core AI infrastructure business while allowing Toloka to operate independently. The transaction qualifies as a "strategic shift" under ASC 205-20, requiring discontinued operations reporting, as Toloka constituted a significant business line for Nebius Group.

The deconsolidation was accounted for in accordance with ASC 810, and Nebius Group recognized a gain as the difference between the fair value of the retained investment (common and preferred stock) and the carrying amount of the assets and liabilities deconsolidated. The Company’s participation in the Toloka investment transaction amounts to $39.0 paid in cash. The Company deconsolidated cash and cash equivalents of Toloka in amount of $3.7 as of the date of the Toloka Deconsolidation.

The Company reclassified the following assets and liabilities to discontinued operations for the year ended December 31, 2024 in connection with the Toloka Deconsolidation:

December 31, 2024
ASSETS
Cash and cash equivalents	14.9
Accounts receivable, net	1.9
Prepaid expenses	0.7
VAT reclaimable	1.9
Other current assets	2.0
Total current assets from discontinued operations	21.4
Property and equipment	0.3
Operating lease right-of-use assets	0.2
Deferred tax assets	0.1
Other non-current assets	0.1
Total non-current assets from discontinued operations	0.7
TOTAL ASSETS FROM DISCONTINUED OPERATIONS	22.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	7.5
Income and non-income taxes payable	0.4
Deferred revenue	0.2
Total current liabilities from discontinued operations	8.1
TOTAL LIABILITIES FROM DISCONTINUED OPERATIONS	8.1

The Company reclassified the following operations to discontinued operations for the nine months ended September 30, 2024 and 2025 in connection with the Toloka Deconsolidation:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Revenues	11.2	—	23.3	6.4
Operating costs and expenses:
Cost of revenues	9.0	—	23.3	8.4
Product development	3.0	—	11.4	3.4
Sales, general and administrative	5.6	—	17.7	7.4
Depreciation and amortization	—	—	0.1	0.1
Total operating costs and expenses	17.6	—	52.5	19.3
Loss from discontinued operations	(6.4)	—	(29.2)	(12.9)
Interest income	—	—	—	0.1
Other (loss)/income, net	(0.2)	—	0.1	(0.6)
Loss from discontinued operations before income tax expense	(6.6)	—	(29.1)	(13.4)
Income tax expense (benefit)	1.6	—	2.1	(0.2)
Net loss from discontinued operations, net of tax	(8.2)	—	(31.2)	(13.2)

After the deconsolidation, the Company has significant influence over operations of Toloka through a combination of common and preferred shares.

4.	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents and Restricted cash

Cash and cash equivalents as of December 31, 2024 and September 30, 2025 consisted of the following:

	December 31,	September 30,
	2024	2025
Cash	633.2	565.0
Cash equivalents:
Money market funds	500.4	2,530.2
Bank deposits	1,301.0	1,699.6
Other cash equivalents	0.1	—
Total cash and cash equivalents	2,434.7	4,794.8

Restricted cash, current as of September 30, 2025 in the amount of $107.1 primarily consists of the funds placed in an escrow account related to the construction of data center facilities.

Current expected credit losses for cash and cash equivalents were immaterial for the three and nine months ended September 30, 2024 and 2025. All of the Group’s cash is held at financial institutions that management believes to be of high credit quality.

Allowance for current expected credit losses on trade receivables

Movements in the allowance for current expected credit losses on trade receivables for the nine months ended September 30, 2024 and 2025 were as follows:

	Nine months ended September 30,
	2024	2025
Balance at beginning of period	0.4	0.1
Current period provision for expected credit losses	1.0	1.4
Write-off	(1.1)	—
Balance at the end of period	0.3	1.5

Other Current Assets

Other current assets as of December 31, 2024 and September 30, 2025 consisted of the following:

	December 31,	September 30,
	2024	2025
Prepaid other taxes	1.8	30.7
Other receivables	2.2	7.5
Security and guarantee deposits for next 12 months	6.2	7.1
Prepaid income tax	3.0	5.7
Deferred expenses	2.2	5.4
Deferred consideration receivable	—	3.8
Interest receivable	21.6	1.2
Total other current assets	37.0	61.4

Other Non-current Assets

Other non-current assets as of December 31, 2024 and September 30, 2025 consisted of the following:

	December 31,	September 30,
	2024	2025
Prepaid rent over next 12 months	—	129.7
Restricted cash	0.1	21.7
Prepaid expenses	5.1	20.0
Security and guarantee deposits over next 12 months	3.9	14.3
Other	0.5	0.3
Deferred consideration receivable	3.8	—
Total other non-current assets	13.4	186.0

Accounts Payable, Accrued and Other Liabilities

Accounts payable, accrued and other liabilities as of December 31, 2024 and September 30, 2025 comprised the following:

	December 31,	September 30,
	2024	2025
Trade accounts payable for property and equipment	—	629.1
Operating lease liabilities, current	13.1	56.8
Trade accounts payable and accrued liabilities for other services	17.3	22.2
Salary and other compensation expenses payable/accrued to employees	10.9	12.1
Unused vacation reserve accrued	4.8	6.2
Tax liabilities accrued (Note 12)	181.9	—
Accounts payable, accrued and other liabilities	228.0	726.4

Deferred Revenue

The Group recognizes deferred revenue when cash is received and before performance obligations are fulfilled, including amounts that may be refundable. Deferred revenue balances primarily relate to activities of the TripleTen business.

As of September 30, 2025, total deferred revenue decreased to $15.6 from $16.3 as of December 31, 2024, as a portion was recognized as revenue during the reporting period. Deferred revenue is expected to be recognized as revenue within one calendar year.

Interest income

The Group recognized interest income in the amounts of $28.6 and $6.2 for the three months ended September 30, 2024 and 2025, respectively, and $41.7 and $18.3 for the nine months ended September 30, 2024 and 2025, respectively. Interest income is earned from the Group’s cash and cash equivalents, represented by current accounts and other highly liquid financial instruments such as bank deposits with maturities of less than three months, and overnight deposits.

The accrued interest receivable in the amount of $1.2 as of September 30, 2025 is excluded from the amortized cost basis of financing receivables. The Group did not write off any accrued interest receivable during the three and nine months ended September 30, 2024 and 2025.

Other Income/(Loss), Net

The following table presents the components of other income / (loss), net in absolute terms for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Foreign currency exchange gain / (loss), net	5.6	14.2	(8.3)	25.0
Gain from investments in money market funds	—	12.0	—	33.9
Other gain, net	1.4	0.1	(0.7)	0.3
Other income/loss, net	7.0	26.3	(9.0)	59.2

Income and non-income taxes payable

The income and non-income taxes payable line in the consolidated balance sheets includes income taxes payable in the amount of $0.7 and $1.5 as of December 31, 2024 and September 30, 2025, respectively.

Reallocations of Accumulated Other Comprehensive Income / (Loss)

For the three and nine months ended September 30, 2024 and 2025, the Group reclassified other comprehensive loss in the amount of $2,428.6 and other comprehensive income in the amount of $0.8, respectively, from equity to earnings upon the 2024 Deconsolidation and Toloka’s Deconsolidation (Note 3). Such other comprehensive income / (loss) consisted solely of currency translation adjustment directly attributable to the divested businesses.

5.	INVESTMENTS IN EQUITY SECURITIES AND EQUITY METHOD INVESTMENTS

Equity method investments

The table below summarizes the movements in the carrying amount of the Group’s equity method investments for the nine months ended September 30, 2024 and 2025.

	Nine months ended September 30,
	2024	2025
Balance at the beginning of the period	6.4	6.4
Investment in Toloka	—	33.6
Share of profit / (loss) in equity method investments	—	(17.5)
Share of other comprehensive loss in equity method investments	—	(0.8)
Balance at the end of the period	6.4	21.7

Investment in Toloka represents an investment in its common stock, recognized at fair value as of the date of Toloka Deconsolidation. Investment in Toloka’s preferred stock is accounted for separately as an investment in non-marketable equity securities as disclosed below.

The carrying value of the Company’s equity method investments as of December 31, 2024 and September 30, 2025 were as follows:

	December 31,	September 30,
	2024	2025
Toloka	—	15.3
Venture capital fund	6.4	6.4
Total equity method investments	6.4	21.7

Included in the carrying value of the Toloka investment is the basis difference, net of amortization, between the original cost of the investment and the Company's proportionate share of the net assets of Toloka. The carrying value of the equity method investment is primarily adjusted for the Company’s share in the losses of Toloka and amortization of basis differences.

The table below provides the composition of the basis difference as of September 30, 2025:

September 30,
2025
Intangible assets, net of accumulated amortization	8.8
Deferred tax liabilities	(1.7)
Basis difference	7.1

The Company amortizes the basis difference related to the intangible assets over the estimated useful lives of the assets that gave rise to the difference using the straight-line method. The weighted-average remaining useful life of the intangible assets is approximately 5.6 years as of September 30, 2025.

Investments in non-marketable equity securities

The Company’s non-marketable equity securities are investments in privately held companies without readily determinable fair values and are summarized as follows:

	December 31,	September 30,
	2024	2025
ClickHouse	89.7	737.1
Investment in preferred shares of Toloka	—	97.0
Other	1.0	1.0
Total Investments in non-marketable equity securities	90.7	835.1

ClickHouse

In 2021, the Group effected a spin-off of ClickHouse Inc. (or “ClickHouse”), an open-source database management system. In 2022, the Company lost significant influence over ClickHouse. As a result, the investment is accounted for under the measurement alternative, recorded at its initial cost less impairment, with the initial cost determined on the date of transfer from the equity method. As of December 31, 2024 and September 30, 2025, the investment was not impaired.

In May 2025, ClickHouse completed a Series C convertible preferred stock financing (the “Series C Financing”) from investors other than the Group. In connection with the Series C Financing, the Company purchased warrants for Series C convertible preferred stock for aggregate consideration of $50.0 These warrants are exercisable only upon the occurrence of specific events, such as a direct listing, initial public offering or sale event, or upon transfer. The Series C Financing represents an observable price change from an orderly transaction involving equity securities similar to the Group’s investment, and pursuant to ASC 321, the fair value of these investments was remeasured as of the transaction date to reflect this change. In the nine months ended September 30, 2025, the Company recognized an upward adjustment in the amount of $597.4 presented as gain from revaluation of investment in equity securities in the unaudited condensed consolidated statement of operations.

Toloka

As disclosed in Note 3, upon the Toloka Deconsolidation, the Company retained a non-controlling interest in Toloka Group in a combination of voting and nonvoting common and preferred shares. Preferred shares are not considered in-substance common stock and are accounted for under the measurement alternative of ASC 321. The initial cost basis of the Group’s holdings of Toloka Group’s preferred stock was determined based on the purchase price in the Toloka financing transaction and amounted to $97.0.

6.	FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3— inputs consisting of unobservable data requiring significant judgment or assumptions.

The Group's financial assets and liabilities subject to fair value measurement include investments in cash and cash equivalents, including money market funds, investments in non-marketable equity securities, equity method investments and convertible debt. The fair value of the Group financial assets and liabilities as of December 31, 2024 and September 30, 2025 approximates their carrying value except for the fair value of the convertible debt (Note 12).

Investments measured at fair value on a recurring basis

Cash and cash equivalents are measured at fair value and classified as Level 1 within the fair value hierarchy, as their valuation is based on quoted prices for identical assets in active markets or on inputs derived from quoted prices for similar instruments in active markets.

Investments measured at fair value on a nonrecurring basis

The initial cost basis of the equity method investment in Toloka Group is measured at fair value and classified as Level 3. The Group utilizes valuation methodologies such as discounted cash flow analysis and market-based approaches. These approaches often require unobservable inputs, including assumptions about the investee’s future operating performance, projected growth rates, and discount rates reflecting investee-specific risks. Adjustments may be made to account for the illiquid nature of the investment, aligning with industry benchmarks or comparable market transactions. These measurements rely heavily on the Group’s judgment and the use of financial forecasts specific to the investee.

Non-marketable equity securities represent the Group’s investments in privately held companies without readily determinable market values. The carrying value of these securities is adjusted to fair value based on observable transactions involving identical or similar investments of the same issuer or due to impairment. The Group remeasured its investment in ClickHouse as of May 28, 2025, the date when an observable price change took place, based on ClickHouse’s Series C Financing.

The Company used a back-solve valuation approach to determine the fair value of its investment in ClickHouse. The fair value is based on valuation techniques appropriate for the nature of such investments and the information available about the investee’s valuation and represents Level 3. The basis for the determination of the fair value of the Company’s investment in ClickHouse was derived from the investee’s recent sale of similar securities in its Series C Financing. The Company uses an option-pricing model to adjust the observed transaction price for the rights and preferences of the various classes of securities and allocate the value to securities owned by the Company. The model includes assumptions around the investees’ expected time to liquidity and volatility, as well as application of an incremental discount for lack of marketability.

The following table summarizes information about the significant unobservable inputs used in the fair value measurement for the Company’s investment in ClickHouse:

Valuation input
Price per share in the recent financing transaction	$72.50
Equity Volatility	65%
Estimated time to liquidity	3 years

For additional details about the cost and remeasurement amount of Company’s investments measured at fair value on a nonrecurring basis, see Note 5.

7.	PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, as of December 31, 2024 and September 30, 2025, consisted of the following:

	December 31,	September 30,
	2024	2025
Server and network equipment, gross	794.9	1,616.6
Infrastructure systems, gross	63.1	83.0
Land, land rights and buildings, gross	48.5	143.5
Other equipment, gross	12.5	31.3
Assets not yet in use	164.0	1,886.2
Total	1,083.0	3,760.6
Less: accumulated depreciation	(236.3)	(446.2)
Total property and equipment	846.7	3,314.4

Assets not yet in use primarily represent server and network equipment, infrastructure systems, equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation.

Depreciation expenses related to property and equipment amounted to $23.0 and $98.3 for the three months ended September 30, 2024 and 2025, respectively, and $42.6 and $219.4 for the nine months ended September 30, 2024 and 2025, respectively.

The Company capitalizes interest associated with the construction of data centers and purchases of related server and network equipment. The Company started capitalization of interest from the third quarter 2025 and there was $8.8 of interest capitalized during the three months ended September 30, 2025.

8.	LEASES

The Group leases co-location space at data center facilities and, to a lesser extent, corporate offices, all of which are operating leases. The Group’s leases have remaining lease terms of 1 to 10 years, some of which include options to terminate the leases within 1 year.

The components of lease expense comprise operating lease costs, which are disclosed in the unaudited condensed consolidated statements of cash flows.

Supplemental balance sheet information related to the Group’s operating leases was as follows:

	December 31,	September 30,
	2024	2025
Operating leases
Operating lease right-of-use assets	44.8	501.0
Operating lease liabilities – current (Note 4)	13.1	56.8
Operating lease liabilities – non-current	30.3	405.4
Total operating lease liabilities	43.4	462.2

Maturities of lease liabilities as of September 30, 2025 were as follows:

Operating Leases
Remainder of 2025	20.1
2026	86.5
2027	76.9
2028	71.7
2029	76.4
2030	71.3
Thereafter	192.1
Total lease payments	594.9
Less imputed interest	(132.7)
Total	462.2

Information about weighted-average remaining lease term and weighted-average discount rate is presented below:

	Weighted average remaining		Weighted average discount
	lease term, years		rate, %
	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025
Operating leases	4.2	7.8	4.0%	6.4%

As of September 30, 2025, the Company executed additional lease agreements, primarily for data centers, that had not yet commenced. The aggregate amount of estimated future undiscounted lease payments associated with such leases is $9,597.2. These leases will commence between 2025 and 2026 with estimated lease terms of twelve years.

9.	INTANGIBLE ASSETS

Intangible assets, net of amortization, as of December 31, 2024 and September 30, 2025 consisted of the following:

	December 31, 2024			September 30, 2025
	Gross carrying amount	Less: accumulated amortization	Net carrying amount	Gross carrying amount	Less: accumulated amortization	Net carrying amount	Weighted- average remaining useful life (years)
Technologies and licenses	6.4	(3.7)	2.7	25.5	(7.9)	17.6	3.6
Assets not yet in use	2.2	—	2.2	0.4	—	0.4	—
Total intangible assets	8.6	(3.7)	4.9	25.9	(7.9)	18.0

Amortization expenses of intangible assets amounted to $0.5 and $0.7 for the three months ended September 30, 2024 and 2025, respectively, and $1.2 and $3.9 for the nine months ended September 30, 2024 and 2025, respectively.

Estimated amortization expense over the remaining useful life for intangible assets subject to amortization as of September 30, 2025 was as follows:

Intangible Assets
Remainder of 2025	1.7
2026	5.6
2027	3.8
2028	3.3
2029	2.7
Thereafter	0.5
Total	17.6

10.	INCOME TAX

Income taxes are computed in accordance with Dutch, US and other national tax laws. Nebius Group N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.8% for the nine months ended September 30, 2024 and 2025.

The Company recorded income tax benefit of $1.0 and $0.3 for the three months ended September 30, 2024 and 2025, respectively, and $0.9 and expense of $1.4 for the nine months ended September 30, 2024 and 2025, respectively.

The tax years 2021 – 2024 remain open for examination by the Dutch tax authorities with respect to the Company and Dutch subsidiaries.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s consolidated financial statements.

11.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Group has entered into purchase commitments for power and utilities of rented data center facilities (co-location agreement) with future payments (net of VAT) amounting to $1.8 in the rest of 2025, $7.2 in 2026, $7.4 in 2027, $7.6 in 2028 and $5.9 in 2029 and thereafter. The Group also has purchase commitments for other goods and services with future payments (net of VAT) amounting to $0.1 in the rest of 2025, $0.4 in 2026, $0.4 in 2027, $0.4 in 2028 and $0.4 in 2029 and thereafter.

Legal Proceedings

In the ordinary course of business, the Group is a party to various legal proceedings and subject to claims, certain of which relate to the alleged breach of certain contractual arrangements. The Group intends to vigorously defend any claims and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will not have any material adverse effect on the financial condition, results of operations or liquidity of the Group.

As of September 30, 2025, the Group was subject to various legal and regulatory matters that have arisen in the normal course of business with related claims amounting to $5.8 ($4.5 as of December 31, 2024). The Group has not recognized a liability in respect of those claims because management does not believe that the Group has incurred a probable material loss by reason of any of those matters. These amounts do not include amounts related to discontinued operations in connection with the 2024 Deconsolidation.

Tax Contingencies

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Group believes it has provided adequately for all tax liabilities based on its understanding of the applicable tax legislation, the relevant tax authorities may take different positions. As of September 30, 2025, the Group accrued $0.6 ($181.9 as of December 31, 2024) for contingencies related to non-income taxes, as a component of account payable, accrued and other liabilities in the consolidated balance sheets.

In February 2025, the Company filed declarations for dividend withholding tax to the Dutch tax authorities and subsequently paid EUR 173.7 ($181.5 at the exchange rate on the date of payment). The amount paid related to the treatment of a portion of the Class A shares received as partial consideration for the Divestment as a repurchase of shares, and corresponds to the contingent liability reflected in the Company’s balance sheets as of December 31, 2024 as disclosed in Note 4.

Additionally, the Group has identified possible contingencies related to non-income taxes, which are not accrued. Such contingencies could materialize and require the Group to pay additional amounts of tax. As of September 30, 2025, the Group estimated the contingencies related to non-income taxes, including penalties and interest, at approximately $1.8 ($1.5 as of December 31, 2024).

Environment and Current Economic Situation

In 2024, after the completion of the divestment (Note 1, Note 3) the Group had principal operations in the Netherlands and the United States, alongside a number of smaller operations in other regions.

The global macroeconomic environment continues to be uncertain, reflecting the impacts of inflation, potential tariffs and other trade restrictions, supply chain constraints in semiconductor components, regulatory shifts impacting the technology and AI infrastructure sectors, changes in interest rates, instability in the global credit markets, geopolitical conflicts in Europe and the Middle East, and related market uncertainty. While inflation has fallen in most major economies over the last year, the risk of renewed inflationary pressures and the resulting impact on economic growth remains. The Company will continue to actively monitor and respond accordingly to the macroeconomic environment.

Following the completion of the Divestment, the Company no longer has exposure to the risks and uncertainties associated with the operations of those divested businesses. As of September 30, 2025 none of the Group’s current subsidiaries are restricted from remitting funds in the form of cash dividends or loans.

Agreement with Microsoft for AI infrastructure

On September 8, 2025, the Group entered into a $17.4 billion multi-year agreement (with the option to expand capacity up to $19.4 billion) to provide Microsoft with GPU-based AI infrastructure from its Vineland, New Jersey data center, starting late 2025 through 2031. The Group expects to finance the capital expenditures associated with the contract through a combination of cash on hand, cash flows under the deal and the issuance of debt secured against the contract, at terms reflecting the credit quality of the counterparty. The Group must deliver capacity per specified timelines; failure may result in termination after a 60-day cure period. No minimum purchase obligations are recognized under ASC 606 as of September 30, 2025. Standard termination rights exist for material breach or force majeure. No loss contingencies are probable or estimable under ASC 450 and thus, no amounts are accrued as of September 30, 2025.

12.	CONVERTIBLE DEBT

Convertible notes issued in September 2025

On September 15, 2025, the Group completed a private placement, pursuant to Rule 144A under the Securities Act of 1933, as amended, of $2.75 billion aggregate original principal amount of senior unsecured convertible notes (the “September 2025 Notes”) to qualified institutional buyers. The September 2025 Notes were issued in two equal series:

•	$1.375 billion 1.00% Convertible Senior Notes due 2030 (the “2030 Notes”), and

•	$1.375 billion 2.75% Convertible Senior Notes due 2032 (the “2032 Notes”).

The Group also granted the initial purchasers a 13-day over-allotment option (greenshoe) to purchase up to an additional $412.5 million aggregate original principal amount of September 2025 Notes (15% of the base size), split equally between the two series. This option was fully exercised on or before September 28, 2025, increasing the total original aggregate principal amount issued to approximately $3.2 billion.

The September 2025 Notes were issued at par and accrete to 115% of their original principal amount at maturity ($1,150 per $1,000 issued). The accreted principal amount is payable only upon maturity or early redemption. The 2030 Notes and 2032 Notes bear interest at 1.00% and 2.75%, respectively, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2026. The September 2025 Notes have an initial conversion rate of 7.2072 Class A shares of the Company per one thousand U.S. dollars of original principal amount of the notes. The conversion rate and conversion price per original principal amount of notes will be subject to customary adjustments upon the occurrence of certain events. The 2030 and 2032 Notes may become redeemable after September 20, 2028, and September 20, 2028, respectively, and upon achievement of a specified price per Class A share.

The net proceeds to the Company from the sale of September 2025 Notes were $3,098.6. Debt issuance costs were approximately $63.9 and will be amortized as interest expense over the term of the September 2025 Notes.

Convertible notes issued in June 2025

On June 5, 2025, the Group issued $1,000 aggregate original principal amount of senior unsecured convertible notes (the “June 2025 Notes”) in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. The June 2025 Notes were sold to qualified institutional buyers in two equal tranches:

•	$500.0 of 2.00% Convertible Senior Notes due 2029 (the “2029 Notes”), and

•	$500.0 of 3.00% Convertible Senior Notes due 2031 (the “2031 Notes”).

The June 2025 Notes were issued at par but accrete to a higher accreted principal amount over time:

•	The 2029 Notes accrete to 120% of their original principal at maturity (i.e., $1,200 for every $1,000 issued), and

•	The 2031 Notes accrete to 125% of their original principal at maturity (i.e., $1,250 for every $1,000 issued).

The accreted principal amount is payable only upon maturity or early redemption. The 2029 Notes and 2031 Notes bear interest at 2.00% and 3.00%, respectively, payable semi-annually in arrears on September 5 and December 5 of each year, beginning December 5, 2025. The June 2025 Notes have an initial conversion rate of 19.4363 Class A ordinary shares of the Company per one thousand U.S. dollars of original principal amount of the notes. The conversion rate and conversion price per original principal amount of notes will be subject to customary adjustments upon the occurrence of certain events. The 2029 and 2031 Notes may become redeemable after December 10, 2026 and September 10, 2027, respectively, and upon achievement of a specified price per Class A share.

The net proceeds to the Company from the sale of the June 2025 Notes were $975.1. Debt issuance costs were approximately $24.9 and will be amortized as interest expense over the term of the June 2025 Notes.

Each series of notes was issued under a separate indentures with U.S. Bank Trust Company, National Association, serving as trustee. They are senior unsecured obligations of the Group and rank pari passu with all of Nebius Group’s other existing and future senior unsecured indebtedness. Holders of the notes have the right to require the Company to repurchase all or a portion of their notes upon the occurrence of a fundamental change, as defined in the indentures.

As of September 30, 2025, the early conversion condition for the 2029 and 2031 Notes was satisfied in accordance with the terms of the respective indentures. As a result, holders of these Notes may elect to convert their Notes during the calendar quarter ending December 31, 2025.

The carrying amount of the convertible notes as of September 30, 2025 was as follows:

September 30, 2025
2.00% Convertible Senior Notes due June 2029	600.0
3.00% Convertible Senior Notes due June 2031	625.0
1.00% Convertible Senior Notes due September 2030	1,818.4
2.75% Convertible Senior Notes due September 2032	1,818.4
Unamortized debt discount (accretion)	(683.7)
Unamortized issuance costs	(87.3)
Total convertible debt	4,090.8

The Company recognized $8.9 and $10.7 as interest expenses related to the contractual coupon interest, amortization of the debt discount and issuance costs for the three and nine months ended September 30, 2025. This amount is included in Debt, current in the Group’s unaudited condensed consolidated balance sheet.

The June 2025 Notes and September 2025 Notes are carried at amortized cost, with an unamortized balance of $4,162.5 million as of September 30, 2025. The Group has not elected the fair value option and measures the fair value of convertible debt for disclosure purposes only. The fair value of the convertible senior notes as of September 30, 2025 was as follows:

September 30, 2025
2.00% Convertible Senior Notes due June 2029	1,195.2
3.00% Convertible Senior Notes due June 2031	1,226.9
1.00% Convertible Senior Notes due September 2030	1,762.0
2.75% Convertible Senior Notes due September 2032	1,767.6
Total fair value of convertible debt	5,951.7

Convertible notes issued in 2020

On March 3, 2020, the Company issued and sold $1,250.0 in aggregate principal amount of 0.75% convertible notes due March 3, 2025 at par (the “2025 Notes”).

On March 7, 2022, the 2025 Notes’ delisting event condition was triggered as a result of the trading of the Company’s Class A shares on Nasdaq having been suspended for at least five trading days. This resulted in the holders of the 2025 Notes having the right to require the redemption of their 2025 Notes at par in the full amount of $1,250.0, plus accrued interest.

In June 2022, the Group entered into settlement agreements with holders of a majority of the 2025 Notes and completed the repurchase of 93.2% in aggregate principal amount of the 2025 Notes and accounted for the modification of all the 2025 Notes. The Group has to date repurchased more than 99% in aggregate principal amount of the 2025 Notes originally issued.

The remaining cash consideration for the remaining 2025 Notes amounts to $6.1 and $5.3 as of December 31, 2024 and September 30, 2025, respectively.

13.	SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Group grants share-based awards under the Nebius Group N.V. Amended and Restated Equity Incentive Plan (the "Plan"). The Plan provides for the issuance of Share-Based Awards (including options, restricted shares units (“RSUs”), performance share units (“PSUs”), share appreciation rights (“SARs”) and awards in respect of the Group’s business units and subsidiaries (“Business Unit Equity Awards”)) to employees, officers, advisors and consultants of the Group and members of the Board of the Company. Share-Based Awards granted under the Plan generally vest over a four-year period with four sixteenths (4/16) of such awards vesting on the last day of the 12th full calendar month following the date of grant, and an additional one sixteenth (1/16) of such awards vesting on the last day of each third full calendar month thereafter.

Certain options may be granted with exercise prices that are considered to be “deeply out of the money”. These awards are considered to have an implicit market condition, and the Group uses a Monte Carlo valuation model to estimate the fair value of the options as of the date of grant. The Monte Carlo valuation model uses multiple simulations to evaluate the probability of achieving various share price levels. For options that vest based on market conditions, the Group recognizes compensation cost over the requisite service period regardless of whether the market condition is ultimately satisfied. During the nine months ended September 30, 2025, the Group granted options to purchase up to an aggregate of 6,000,000 Class A shares to certain executives with exercise prices that were considered to be deeply out of the money and contain an implicit market condition. On September 10, 2025 the market condition was met prior to the derived service period. As a result, the Group recorded any unrecognized compensation expense for tranches for which no further service is required as of September 30, 2025. For tranches that require further explicit service to vest, the unrecognized compensation expense will be recognized prospectively over the revised requisite service period. The Group recognized expense in amounts of $12.1 and $14.7 related to these awards for the three and nine months ended September 30, 2025, respectively.

Share-Based Compensation Expense

The following table summarizes information about recognized share-based compensation expenses for the three and nine months ended September 30, 2024 and 2025:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Restricted Share Units (“RSUs”)	2.8	13.6	60.0	39.9
Synthetic Options and Business Unit Equity Awards	4.6	—	24.3	—
Share options	—	12.1	1.0	14.7
Performance Share Units (“PSUs”)	—	—	(8.4)	—
RSUs in respect of the Avride Group	0.2	—	2.5	1.2
Share options in respect of Avride Group	—	0.4	—	2.7
Total share-based compensation expenses	7.6	26.1	79.4	58.5

Share-based compensation expense has to date been recognized in respect of the awards granted to employees of both continuing and discontinued operations. For the three months ended September 30, 2024 and 2025 the Group recognized share-based compensation expense in relation to employees directly attributable to the operations of the discontinued operations in the amount of $0.7 and nil, respectively. For the nine months ended September 30, 2024 and 2025 the Group recognized share-based compensation expense in relation to employees directly attributable to the operations of the discontinued operations in the amount of $65.4 and $0.2, respectively. Share-based compensation expenses for the employees of retained businesses amounted to $6.9 and $26.1 for the three months ended September 30, 2024 and 2025, respectively. Share-based compensation expenses for the employees of retained businesses amounted to $14.0 and $58.3 for the nine months ended September 30, 2024 and 2025, respectively.

As of September 30, 2025, the Group had $174.1 of unamortized share-based compensation expense related to all unvested awards in respect of the Company’s shares, which is expected to be recognized over a weighted average amortization period of 3.71 years.

The following table summarizes information about Share Options and SARs:

	Nine months ended September 30,
	2024	2025	2024	2025
	Share Options		SARs
	Number of shares	Weighted-Average Exercise Price per Share	Number of shares	Weighted-Average Exercise Price per Share
Outstanding at the beginning of the period	1,176,746	40.00	75,000	32.85
Granted	6,350,000	96.69	—	—
Exercised	(50,000)	40.00	—	—
Forfeited	—	—	(75,000)	32.85
Outstanding at the end of the period	7,476,746	88.15	—	—

(1)	Includes 6,000,000 options granted with market conditions.

The Company estimates the fair value of Share Options using the Monte-Carlo and BSM pricing model.

The following table summarizes information about RSUs:

	Nine months ended September 30,
	2024	2025
		Weighted-Average
		Grant date Fair
	Number of shares	Value per Share
Unvested at the beginning of the period	9,015,042	20.54
Granted	643,703	40.89
Vested	(3,230,465)	21.39
Forfeited	(240,253)	21.64
Expired	(8,573)	48.15
Cancelled	(237)	70.88
Unvested at the end of the period	6,179,217	43.74

Avride Employee Stock Incentive Plan

Avride B.V., a subsidiary of the Group (“Avride”), adopted the Avride 2021 Equity Incentive Plan (the “Avride Plan”) on February 11, 2021. RSUs awarded under the Avride Plan entitle the holder to receive a fixed number of depositary receipts representing Class A shares in Avride at no cost upon the satisfaction of certain time-based vesting criteria.

On February 27, 2025, the Company effected a corporate reorganization of the Avride group, pursuant to which Avride Holding Inc., a Delaware corporation and subsidiary of Nebius Group N.V., became the intermediate holding company of the Avride group.

On March 6, 2025, the board of directors of Avride Holding Inc. authorized and approved the adoption of a new Avride Employee Stock Incentive Plan ("Avride ESOP"), a participating subsidiary plan under the Company’s Amended and Restated Equity Incentive Plan. The Avride ESOP authorizes the grant of equity awards in respect of up to 7,926,674 shares of common stock of Avride Holding Inc.

The following table summarizes Avride awards activity for the Group:

	Nine months ended September 30,
	2024	2025	2024	2025
	Share Options		RSUs
	Number of shares	Weighted-Average Exercise Price per Share	Number of shares	Weighted-Average Grant date Fair Value per Share
Outstanding at the beginning of the period	—	—	1,168,629	14.5
Granted	6,869,589	1.77	—	—
Forfeited	(26,062)	1.77	—	—
Cancelled	—	—	(292,156)	14.5
Transfer between the programs	876,473	1.77	(876,473)	14.5
Outstanding at the end of the period	7,720,000	1.78	—	—

The Company estimates the fair value of Avride Share Options using BSM pricing model.

As of September 30, 2025, the unamortized share based compensation expense related to Avride share options in the amount of $5.0 million is expected to be recognized over a weighted average period of 4.00 years.

14.	SHARE CAPITAL

The Company has three authorized classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively. The principal features of the three classes of ordinary shares are as follows:

•	Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.

•	Class B shares, par value €0.10 per share, entitled to ten votes per share. Class B shares may only be transferred to qualified holders. In order to sell a Class B share, it must be converted into a Class A share.

•	Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to 1% of the nominal value of such Class C shares in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares. During the periods between conversion and cancellation, all Class C shares are held by the Nebius Group Conversion Foundation (Stichting Nebius Group Conversion). The Nebius Group Conversion Foundation was incorporated under the laws of the Netherlands in October 2008 for the sole purpose of facilitating the conversion of Class B shares into Class A shares. The Nebius Group Conversion Foundation is managed by a board of directors appointed by the Company.

The share capital as of each balance sheet date was as follows (EUR in millions):

	December 31, 2024			September 30, 2025
	Shares	EUR	USD	Shares	EUR	USD
Authorized:	574,887,316			571,397,348
Class A ordinary shares	500,000,000			500,000,000
Class B ordinary shares	37,138,658			35,698,674
Class C ordinary shares	37,748,658			35,698,674
Issued and fully paid:	362,040,944	6.8	$9.2	364,090,944	6.7	$8.9
Class A ordinary shares	326,342,270	3.2	4.3	328,392,270	3.3	4.3
Class B ordinary shares	35,698,674	3.6	4.9	33,648,674	3.4	4.6
Class C ordinary shares	—	—	—	2,050,000	—	—

Amendment of the Articles of Association and Cancellation of Treasury Shares

On August 21, 2025, the Company’s Annual General Meeting of shareholders approved the following changes to the Company’s share capital:

•	To reduce the number of authorized Class B and Class C shares, to reflect the number of Class B shares currently outstanding. After the reduction, the Company’s Class B and Class C shares authorized are 35,698,674 shares.

•	To cancel 40,000,000 Class A shares held in treasury. In accordance with Dutch law, the cancellation will not be effective until two months after the resolution to cancel such treasury shares has been filed with the Dutch Trade Register and announced in a Dutch national daily newspaper. Once this procedure is complete, such treasury shares will be cancelled.

Follow-On Public Offering of Class A Ordinary Shares

On September 15, 2025, the Group completed a follow-on public offering of 10,810,811 Class A ordinary shares (par value €0.01) at $92.50 per share, raising gross proceeds of $1.0 billion. The Group granted the underwriters a 30-day option (from September 10, 2025) to purchase up to 1,621,621 additional shares, which was fully exercised on September 18, 2025, increasing the total offering to $1.15 billion (12,432,432 Class A shares).

The Class A shares were delivered out of treasury shares of the Company. The aggregate net proceeds of $1,126.5 after underwriting discounts, commissions, and other offering expenses were accounted against treasury shares at cost and the difference between the selling price and the weighted-average price per Class A shares held in treasury was accounted in additional paid-in capital.

Conversion of Class B shares

For the three and nine months ended September 30, 2025, 2,050,000 Class B shares (par value €0.10) were converted 1:1 into 2,050,000 Class A shares (par value €0.01).

As of September 30, 2025, the Company has 251,807,222 ordinary shares outstanding, consisting of 218,158,548 Class A shares and 33,648,674 Class B shares. The Company also has an additional 110,233,722 Class A shares issued and held in treasury.

15.	INFORMATION ABOUT SEGMENTS & GEOGRAPHIC AREAS

The Group’s chief operating decision maker (“CODM”) is the management committee, consisting of the Group’s Chief Executive Officer and Chief Operating Officer. The Group has determined its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group’s CODM evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation and amortization, adjusted for other non-recurring items (“Adjusted EBITDA”).

In 2025, following the completion of the Toloka investment transaction (Note 3), the Group introduced the following changes to its reporting segments compared to those presented within the notes to the consolidated financial statements for the year ended December 31, 2024, in order to reflect the new operational structure of the retained businesses:

•	Toloka operating segment previously reported was reclassified into the results of discontinued operations.

This change has been applied retroactively to all periods presented. Reportable segments derive revenues from the following services:

•	The core Nebius AI business offers a comprehensive and integrated suite of AI cloud solutions, designed to support the entire AI lifecycle – from building and deploying AI models to managing large-scale AI applications. This segment also includes the operations of the Group’s proprietary data center in Finland;

•	Avride is a developer of autonomous driving technology for self-driving vehicles and delivery robots; and

•	TripleTen is a leading edtech platform focused on re-skilling individuals for careers in technology.

Operating segments of the Group may integrate products managed by other operating segments into their services, for which they pay compensation. Such compensation represents intersegment transactions, which are included in revenues of the reportable segments presented below. The Group considers it to be impracticable to separately present revenues from external customers and intersegment transactions for each reportable segment as such information is not readily available and is not presented to the CODM. The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources are presented below. Each segment’s assets are not reviewed by the CODM, while capital expenditures are evaluated for cash flow management.

The table below presents Revenue, Adjusted EBITDA loss, and expense information about the Group’s operating segments:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Revenues:
Nebius	27.1	131.1	44.5	266.2
Avride	0.1	0.2	0.2	0.6
TripleTen	6.3	16.2	16.5	39.0
Total segment revenues	33.5	147.5	61.2	305.8
Eliminations	(1.4)	(1.4)	(4.9)	(3.7)
Total revenues	32.1	146.1	56.3	302.1
Adjusted EBITDA:
Nebius	(21.5)	25.1	(90.0)	7.2
Avride	(15.4)	(20.8)	(49.8)	(55.0)
TripleTen	(9.0)	(9.5)	(22.6)	(32.1)
Total segment adjusted EBITDA loss	(45.9)	(5.2)	(162.4)	(79.9)
Supplemental information about segment expenses:
Nebius:
Employee compensation expenses	(30.5)	(49.5)	(95.7)	(132.6)
Corporate Functions Expenses (excl. personnel costs)	(9.3)	(20.8)	(15.9)	(42.9)
Other costs and expenses	(8.8)	(35.7)	(22.9)	(83.5)
Total Nebius costs and expenses	(48.6)	(106.0)	(134.5)	(259.0)
Avride:
Employee compensation expenses	(10.9)	(13.4)	(34.3)	(38.0)
Other costs and expenses	(4.6)	(7.6)	(15.7)	(17.6)
Total Avride costs and expenses	(15.5)	(21.0)	(50.0)	(55.6)
TripleTen:
Employee compensation expenses	(6.6)	(16.8)	(18.3)	(27.0)
Other costs and expenses	(8.7)	(28.6)	(20.8)	(44.1)
Total TripleTen costs and expenses	(15.3)	(45.4)	(39.1)	(71.1)

Employee compensation expenses include both the costs of employees directly involved in activities of reporting segments, and allocated personnel expenses related to corporate back-office operations; expenses of other corporate functions primarily benefit the core Nebius AI reporting segment as the Group’s core business and are allocated to that segment. Other costs and expenses of all reporting segments include marketing and advertising activities, as well as allocated office utilities costs. In addition, Nebius other cost and expenses include costs of operation and co-location of data center facilities and the electricity, utility and maintenance costs in data centers.

The reconciliation between adjusted EBITDA and income/(loss) before income tax expense was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2025	2024	2025
Total segment adjusted EBITDA loss	(45.9)	(5.2)	(162.4)	(79.9)
Less: depreciation and amortization	(23.5)	(99.0)	(43.8)	(223.3)
Less: certain SBC expense	(2.8)	(26.0)	(4.9)	(58.1)
Less: one-off restructuring and other expenses	(8.4)	0.0	(52.0)	(0.4)
Add: interest income	28.6	6.2	41.7	18.3
Less: interest expense	—	(14.7)	—	(19.5)
Less: loss from equity method investments	0.4	(7.5)	0.4	(13.7)
Add: gain from revaluation of investment in equity securities	—	—	—	597.4
Add: other income/(loss), net	7.0	26.3	(9.0)	59.2
Net loss before income taxes	(44.6)	(119.9)	(230.0)	280.0

Revenue disaggregated by geography, based on the legal or invoicing addresses of customers, indicates that more than 50% is generated from customers based in the United States.

The Group’s long-lived assets are allocated based on the country of incorporation of the subsidiary with the title of ownership. The following table presents long-lived assets by geographic area, which includes property and equipment, net, intangibles assets, net and operating lease assets:

	December 31,	September 30,
	2024	2025
Long-lived assets:
The Netherlands	762.1	1,661.3
United States	71.1	1,469.8
Finland	52.3	196.6
Israel	5.8	285.9
Rest of the world	5.1	219.8
Total long-lived assets	896.4	3,833.4

16.	SUBSEQUENT EVENTS

Avride’s investment from Uber and Nebius Group

On October 22, 2025, the Group’s subsidiary, Avride Group, Inc. secured strategic investment and commercial commitments totaling up to $375 million from Uber Technologies, Inc. and Nebius Group. The investment will not result in an immediate change to the Group’s ownership percentage in Avride.

Agreement to deliver AI infrastructure to Meta

In November 2025, Nebius, Inc., a wholly owned subsidiary of Nebius Group N.V., entered into a commercial agreement (the “Agreement”) with Meta Platforms, Inc. (“Meta”), pursuant to which, under the first order form under that Agreement (the “Order”), the Company will provide Meta access to two dedicated GPU infrastructure capacity clusters (each, a “GPU Service”) over a five-year term.

The GPU Services will be deployed in two tranches during December 2025 and February 2026, along with associated storage and connectivity services. The Order has a total contract value of approximately $2.9 billion. Meta may also extend the term of the GPU Services and/or acquire additional services and/or capacity under the Agreement. Cash flow coming from the Agreement will be utilized to finance part of the capital expenditure associated with the Agreement.

Establishment of at-the-market (ATM) equity program

On November 12, 2025 the Company filed a prospectus supplement under its existing shelf registration statement on Form F-3ASR for an at-the-market equity program covering up to 25 million Class A shares. The program enables the Company to access equity funding on an ongoing basis. The Company will evaluate the program regularly based on market conditions and its capital needs.